July 14, 2010

VIA EDGAR

Mathew Crispino
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549-4628

Re:	Intellicheck Mobilisa, Inc. Registration Statement on Amendment No. 1 to Form S-3 Filed July 6, 2010 File No. 333-167124

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, Intellicheck Mobilisa, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to July 19, 2010, at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call Christopher H. Cunningham at K&L Gates LLP, the Company’s outside counsel, at (206) 370-7639.

Very truly yours,

/s/ Peter J. Mundy

Peter J. Mundy
Chief Financial Officer

cc:	Christopher H. Cunningham K&L Gates LLP